Exhibit 15.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-111310) of Elron Electronic Industries Ltd. of our report dated February 18, 2005 relating to the consolidated financial statements of Oncura Inc, of which our report (excluding the related financial statements) is included in the Elron Electronic Industries Ltd. Annual Report on Form 20-F for the year ended December 31, 2004.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

July 11, 2005